EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Supernus Pharmaceuticals, Inc.:

We consent to the use of our reports dated February 28, 2020, with respect to the consolidated balance sheets of Supernus Pharmaceuticals, Inc. as of December 31, 2019 and 2018, the related consolidated statements of earnings, comprehensive earnings, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes (collectively, the “consolidated financial statements”), and the effectiveness of internal control over financial reporting as of December 31, 2019 incorporated by reference herein.

Our report on the consolidated financial statements refers to the Company’s adoption of Financial Accounting Standards Board (FASB) Accounting Standards Codification Topic 606, Revenue from Contracts with Customers.

/s/ KPMG LLP

Baltimore, Maryland
June 26, 2020